SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

February 26, 2015

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒   Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐   No☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102) and on September 11, 2008 (Registration No. 333-153419)

Enclosure: Materials for an Extraordinary General Meeting of Shareholders

Rosh Ha’ayin, Israel
February 26, 2015

PARTNER COMMUNICATIONS COMPANY LTD.

NOTICE OF

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that a general meeting of shareholders constituting an Extraordinary General Meeting (the “EGM”) of Partner Communications Company Ltd. (the “Company”, “Partner” or “we”) will be held on Thursday April 2, 2015 at 10:00 a.m. (Israel time), at our offices, 8 Ha’amal Street, Rosh Ha’ayin, Israel or at any adjournment thereof.

It is proposed at the EGM to adopt the following resolutions:

(1)
to approve the re-appointment of Dr. Michael Anghel as an external director (Dahatz), his remuneration and that no change is made to his right to benefit from the Company's D&O insurance policy and indemnification; and

(2)	to approve amendments to provisions of the Company’s Articles of Association regarding appointment of the “qualified Israeli director” to the Company’s Board of Directors;

The vote of the holders of a majority of the Ordinary Shares, par value NIS 0.01 per share (the “Ordinary Shares”) participating at the EGM and voting on the matter is required for the approval of item no. 1 on the agenda; provided, that one of the following conditions is fulfilled: (i) the majority of votes in favor of the matter shall include at least a majority of the votes of shareholders not constituting Controlling Parties (as stated in the Israeli Companies Law (1999), as amended (the “Israeli Companies Law”) including section 268 thereof, “Controlling Parties”) in the Company, or those having a Personal Interest (as defined in the Israeli Companies Law, a “Personal Interest”) in the appointment approval (other than a Personal Interest not resulting from relations to the Controlling Party) participating in the vote; which votes shall not include abstaining votes; or (ii) the total number of objecting votes of the shareholders mentioned in clause (i) does not exceed 2% of the total voting rights in the Company.

The vote of the holders of at least seventy five percent (75%) of the Ordinary Shares participating at the EGM and voting on the matter is required for the approval of item no. 2 on the agenda; provided, that one of the following conditions is also fulfilled: (i) the majority of votes in favor of the matter shall include at least a majority of the votes of shareholders not having a Personal Interest in the approval of the item participating in the vote; which votes shall not include abstaining votes; or (ii) the total number of objecting votes of the shareholders mentioned in clause (i) does not exceed 2% of the total voting rights in the Company.

Only shareholders of record at the close of business on March 4, 2015 (the “Record Date”) will be entitled to participate in and vote at the EGM, subject to the restrictions in the Company’s Articles of Association, as set forth in the attached Proxy Statement. All shareholders are cordially invited to attend the EGM in person.

 The Israeli Companies Regulations (Deeds of Vote and Position Notices) (2005), as amended, state that shareholders who will not attend the EGM in person may vote with respect to items no. 1 and 2 on the agenda by completing the second part of a Hebrew form of deed of vote (ktav hatzba'a). For the shareholders' convenience, an English convenience translation of the Deed of Vote is included. Under such regulations, the shareholders may also submit a position notice (hodaat emda) to the Company’s offices (envelope marked clearly as “position notice”, to Partner’s Company Secretary, at the address stated above) in respect of items no. 1 and 2 on the agenda, no later than ten (10) days following the Record Date (March 14, 2015). The deadline for submission of the Board of Directors’ response to such position notices is March 21, 2015. Changes to the EGM agenda may be made after the filing of the Deed of Vote, including by adding an item to the agenda following a shareholder request (in accordance with Section 66(b) to the Israeli Companies Law) submitted to the Company no later than March 5, 2015 (seven (7) days following the date of filing the attached Proxy Statement), all in accordance with an amendment to the Israeli Companies Regulations (Notice and Advertisement regarding a General Meeting and a Class Meeting in a Public Company and the Addition of an Item to the Agenda) (2000), as amended. In such case, the Company will file an amended agenda and an amended Deed of Vote no later than March 12, 2015 (fourteen (14) days following the date of filing the attached Proxy Statement). The filing of an amended agenda will not require a change of the Record Date set forth above and in the attached Proxy Statement. The Hebrew form of the Deed of Vote and of an amended Deed of Vote (if any) and an English convenience translation of those documents, an amended agenda (if any) and position notices (if any) are available (or will be available) on the websites: www.magna.isa.gov.il or www.maya.tase.co.il; these documents (other than the Hebrew forms) are available (or will be available) on Form 6-K at the U.S. Securities and Exchange Commission’s EDGAR System http://www.sec.gov/edgar.shtml.

Shareholders who will not attend the EGM in person are requested to complete, date and sign the aforementioned form of Deed of Vote distributed herewith (or the amended Deed of Vote, if any) (either the Hebrew or the English version) distributed herewith and to return it promptly (and in any event at least seventy two (72) hours prior to the time of the EGM) to the Company at its address above.

The Company’s Articles of Association also allow shareholders registered in the Company’s Shareholders Register to appoint a proxy to vote in their stead (whether personally or by means of a Deed of Vote) at the EGM, by means of a Deed of Authorization in the form attached to this Proxy Statement, so long as the Deed of Authorization is delivered to the Company at least seventy two (72) hours prior to the time of the EGM. Shareholders may revoke their Deeds of Authorization by a written notice received at the Company’s offices prior to the commencement of the EGM, and vote their shares in person.

Two or more shareholders holding Ordinary Shares conferring in the aggregate at least one-third of our voting rights, present in person or by proxy at the EGM, or who delivered a Deed of Vote to the Company, will constitute a lawful quorum at the EGM. Should no lawful quorum be present half an hour following the time set for the EGM, the EGM shall be adjourned to April 9, 2015, at the same time and place.

- ii -

A shareholder is entitled to contact the Company directly and receive the text of the Deed of Vote (ktav hatzba'a) (or the amended Deed of Vote, if any) and the Position Notices (hodaot emda) (if any).

A shareholder, whose shares are registered with a member of the Tel-Aviv Stock Exchange Ltd. (the “Exchange”), is required to prove his share ownership to vote at the EGM. Such shareholder shall provide the Company with an ownership certificate (as of the Record Date) from that Exchange member and is entitled to receive the ownership certificate in the branch of the Exchange member or by mail to his address (in consideration of mailing fees only), if the shareholder so requested. Such a request will be made in advance for a particular securities account.

A shareholder, whose shares are registered with an Exchange member, is entitled to receive from the Exchange member who holds the share on the shareholder’s behalf, by e-mail, for no charge, a link to the text of the Deed of Vote (or the amended Deed of Vote, if any) and to the Position Notices (if any) posted on the Israel Securities Authority website, unless the shareholder notified that he is not so interested; provided, that the notice was provided with respect to a particular securities account, prior to the Record Date.

Copies of the proposed resolutions are available at our offices, 8 Ha’amal Street, Rosh Ha’ayin, Israel, every business day from 9 a.m. to 5 p.m. (Israel time), following prior coordination at telephone number +972-54-7814191.

By Order of the Board of Directors ROLY KLINGER, ADV. Company Secretary

- iii -

PARTNER COMMUNICATIONS COMPANY LTD.

8 Ha’amal Street

Rosh Ha’ayin 48103, Israel

     PROXY STATEMENT

This Proxy Statement is furnished to the holders of Ordinary Shares, par value NIS 0.01 per share (the “Ordinary Shares”), including holders of American Depositary Shares (each representing one Ordinary Share, the “ADSs”) of Partner Communications Company Ltd. (the “Company”, “Partner” or “we”) in connection with the solicitation by the Board of Directors of proxies for use at a general meeting of shareholders constituting an Extraordinary General Meeting (the “EGM”), to be held on April 2, 2015 commencing at 10:00 a.m. (Israel time), at our offices, 8 Ha’amal Street, Rosh Ha’ayin, Israel, or at any adjournment thereof.

It is proposed at the EGM to adopt the following resolutions:

(1)
to approve the re-appointment of Dr. Michael Anghel as an external director (Dahatz), his remuneration and that no change is made to his right to benefit from the Company's D&O insurance policy and indemnification; and

(2)	to approve amendments to provisions of the Company’s Articles of Association regarding appointment of the “qualified Israeli director” to the Company’s Board of Directors.

A form of a Deed of Vote (Hebrew and English versions) for use at the EGM (either the Hebrew or the English version) is distributed herewith (or an amended Deed of Vote (if any) will be filed). With respect to Items no. 1 and 2 on the agenda, the Deed of Vote shall also be deemed a deed of vote (Ktav Hatzba'a) under the Israeli Companies Law (1999), as amended (the “Israeli Companies Law”) and Israeli Companies Regulations (Deeds of Vote and Position Notices) (2005), as amended. Shareholders may withdraw their Deed of Vote by contacting the Company at its address above and duly proving their identity, at least 24 hours prior to the EGM and vote their shares in person. Ordinary Shares represented by any Deed of Vote in the Hebrew or the English version distributed herewith (or by the amended Deed of Vote, if any), if properly executed and delivered to the Company at the address above at least seventy two (72) hours prior to the time of the EGM, will be voted as indicated on the form.

In parallel to distribution of this Notice and Proxy Statement, the aforementioned Hebrew version of the Deed of Vote (ktav hatzba'a) per Israeli requirements and an English version of the Deed of Vote will be distributed among the shareholders. The shareholders are requested to send only one version of the Deed of Vote (the Hebrew or the English version, but not both). If both versions will be sent by shareholders, in case of contradiction between the two versions (as determined by Partner’s Company Secretary), the vote shall be disqualified.

Proxies for use at the EGM are being solicited by the Board of Directors of the Company. Only shareholders of record at the close of business on March 4, 2015, will be entitled to participate in and vote at the EGM. Proxies are being distributed on or about February 26, 2015. Certain of our officers, directors, employees and agents, none of whom will receive additional compensation therefor, may solicit proxies by telephone, e-mail or other personal contact. Partner will bear the cost of the solicitation of the proxies by the Board of Directors, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

On February 25, 2015, the Company had outstanding 157,656,576 Ordinary Shares, excluding 2,887,710 treasury shares. The holder of each Ordinary Share is entitled to one vote upon each of the matters to be presented at the EGM.

Registered joint holders of shares should take note that, pursuant to the Company’s Articles of Association, only the first named joint holder of any share shall vote, either in person, by proxy or by Deed of Vote, without taking into account the other registered joint holder(s) of the share. For this purpose, the first named joint holder shall be the person whose name is registered first in the Shareholders Register.

Holders of ADSs are not registered in the Company’s Shareholders Register but may instruct the Depositary, Citibank, N.A., as to the exercise of the voting rights pertaining to the Ordinary Shares evidenced by their ADSs in the manner and to the extent provided in the Depositary Agreement governing the ADSs.

* * * * *

ITEM 1

APPOINTMENT OF AN EXTERNAL DIRECTOR (DAHATZ)

Under the Israeli Companies Law, the Company is required to have at least two external directors (Dahatzim) on its Board of Directors. The Board of Directors of the Company has resolved to propose to the shareholders of the Company to re-appoint Dr. Michael Anghel as an external director (Dahatz) of the Company.

Dr. Michael Anghel serves as an external director (Dahatz) of the Company and his term of office expires on May 7, 2015. The Israeli Companies Law allows the re-appointment of an existing external director (Dahatz) for three terms of three years. Regulations promulgated under the Israeli Companies Law allow the re-appointment of an existing external director (Dahatz) for additional terms under certain conditions (specified therein). Our Articles of Association allow the re-election of an external Director (Dahatz) for additional terms as permitted by the Israeli Companies Law and regulations promulgated thereunder.

The Audit Committee and Board of Directors approved and recommended to the shareholders at the EGM to approve, the re-appointment of Dr. Michael Anghel as an external director (Dahatz) for a fourth term of three years, commencing on May 8, 2015. Our Audit Committee and our Board of Directors noted Dr. Anghel’s unique and cumulative experience in and knowledge of the Israeli telecommunications industry and market generally, and specifically as one of the founders of the cellular and cables arenas in Israel, while at the same time Dr. Anghel has finance and corporate-strategy expertise. The Audit Committee and Board of Directors determined that, due to Dr. Anghel’s unique expertise and contribution to the operation of the Board of Directors and its Committees, re-electing Dr. Anghel to another term is in the Company’s best interest. The directors noted that Dr. Anghel’s independence is apparent from his actions and the views he expresses in meetings of the Board of Directors and its Committees.  Furthermore, during Dr. Anghel’s service as an external director (Dahatz) of the Company, the Company had three different Controlling Parties (as stated in the Israeli Companies Law), which also shows lack of ‘linkage’ of Dr. Anghel to any of them. The Audit Committee and Board of Directors have noted the personal interest of Dr. Michael Anghel.

Dr. Michael J. Anghel has been an external director (Dahatz) of Partner since March 2006, and he is a member of the Audit Committee, the Compensation Committee and the Security Committee. From 1977 to 1999, he led the Discount Investment Corporation Ltd. (of the IDB Group) activities in the fields of technology and communications. Dr. Anghel was instrumental in founding Tevel, one of the first Israeli cable television operators and later in founding Cellcom Israel Ltd. (an Israeli cellular operator). In 1999 he founded CAP Ventures, an advanced technology investment company. From 2004 to 2005, Dr. Anghel served as CEO of DCM, the investment banking arm of the Israel Discount Bank. He has been involved in various technology enterprises and has served on the Board of Directors of various major Israeli corporations and financial institutions including Elron, Elbit, Nice, Gilat, American Israeli Paper Mills, Maalot (the Israeli affiliate of Standard and Poor’s) and Hapoalim Capital Markets. He currently serves on the Board of Directors of Syneron Medical Ltd., Evogene Ltd., Dan Hotels Ltd., Orbotech Ltd., BiolineRx Ltd. and the Strauss-Group Ltd. Until recently, he was the Chairman of the Israeli Center for Educational Technology. Prior to launching his business career, Dr. Anghel served as a full-time member of the Recanati Graduate School of Business Administration of the Tel Aviv University, where he taught finance and corporate strategy. He currently serves as Chairman of the Tel Aviv University’s Executive Program. Dr. Anghel holds a B.A. (Economics) from the Hebrew University in Jerusalem and an M.B.A. and Ph.D. (Finance) from Columbia University in New York. To the best knowledge of the Company and the Company’s Directors, Dr. Michael Anghel is not a “Family Member” of another “Interested Party” (as both terms are defined in the Israeli Securities Law (1968), as amended) in the Company.

The Board of Directors has determined that the board should include at least three directors who are “accounting and financial experts” under the Israeli Companies Law and regulations promulgated thereunder. Dr. Michael Anghel was determined by the Board of Directors to be one of these “accounting and financial experts”. Dr. Anghel also qualifies as an independent director according to U.S. law.

Under the Israeli Companies Law and regulations promulgated under the Israeli Companies Law, the Companies Regulations (Rules for the Compensation and Expenses for an External Director) (2000), as amended (the “Remuneration Regulations”), the remuneration we pay our external directors (Dahatzim) requires the approval of shareholders. Our Compensation Policy for Office Holders, adopted by our shareholders on October 17, 2013 (the “Compensation Policy”), states that our directors shall generally be (i) entitled to remuneration, which includes an annual financial compensation and compensation for participation in meetings, in conformity with the provisions of the Remuneration Regulations, (ii) entitled to reimbursement of expenses, (iii) benefit from our Office Holders’ insurance policy and from indemnification letters that have been or shall be granted to them, and (iv) if so determined by the Company and subject to the conditions specified in our Compensation Policy, to certain equity compensation (no equity compensation is proposed hereby).

The Remuneration Regulations allow for several methods of remuneration of the external directors (Dahatzim). The Remuneration Regulations also allow for reimbursement of certain expenses to external directors (Dahatzim). The Remuneration Regulations recognised the increased burden on, and responsibility of, the external directors (Dahatzim). The Remuneration Regulations allow the Company to remunerate the external directors according to the “relative method”, which is relative to the remuneration that a company pays its “other directors”. The term “other directors” is defined in the Remuneration Regulations. It generally includes directors who are not external directors (Dahatzim) in that company, controlling party directors, directors holding another position in the company, holding a position in that company's controlling party or in an entity controlled by that controlling party, directors who provide additional services on an ongoing basis to that company, the controlling party or to a company controlled by that company's controlling party or directors who receive other remuneration from that company. We wish to continue remunerating Dr. Michael Anghel according to the “relative method” of remuneration under the Remuneration Regulations by paying Dr. Michael Anghel the same remuneration that the Company pays its “other directors” and its additional external director (Mr. Barry Ben-Zeev (Woolfson)). Therefore, we wish to pay Dr. Michael Anghel, commencing from the date of his re-appointment (May 8, 2015), an annual fee of NIS 180,000 (one hundred and eighty thousand NIS) per annum and an attendance fee of NIS 4,000 (four thousand NIS) per meeting, applicable from the fifth meeting per year (100% thereof for participation in person, 60% thereof by means of communication, or 50% thereof in writing), linked to the Israeli Consumer Price Index published for December 2007, but in any event no less than an aggregate amount per annum equal to U.S. $50,000 (U.S. Dollars fifty thousand) previously approved by the shareholders, (the “Remuneration”) plus reimbursement of certain expenses.

The Audit Committee, the Board of Directors and the shareholders of the Company have resolved in 2008 that, in the event that options will be granted to Company directors, the Company will grant options to the Company's external directors in a manner complying with the Remuneration Regulations. Such resolution shall continue to apply to Dr. Michael Anghel, if and to the extent permitted by the Compensation Policy at the relevant time.

The Compensation Committee and Board of Directors have considered Dr. Anghel’s education, qualifications, expertise and professional experience and achievements, the creation of uniformity in the directors’ compensation, the advancement of the Company’s objectives, its policy from a long-term perspective, the creation of suitable incentives for directors of the Company (considering, inter alia, the Company’s risk-management policy), the size of the Company and the nature of its operations. The Compensation Committee and Board of Directors have noted the personal interest of Dr. Michael Anghel and, subject to his re-appointment, approved, and recommended to the shareholders at the EGM to approve, the payment of the Remuneration to Dr. Michael Anghel and the reimbursement of expenses to him as set forth in the Remuneration Regulations. The Compensation Committee and Board of Directors have also approved, and recommended to the shareholders at the EGM to approve, as previously approved by the shareholders, that Dr. Anghel will continue to benefit from the Company's D&O insurance policy (as in effect from time to time) and from his existing indemnification letter, which will continue in full force and effect.

The shareholders of the Company approved the appointment of Mr. Barry Ben-Zeev (Woolfson) as an external director of the Company until October 27, 2015. He continues to serve as an external director (Dahatz) of the Company without any change.

As reported in 2012 by Scailex Corporation Ltd. (“Scailex”), S.B. Israel Telecom Ltd., the Company’s principal shareholder, an Israeli company, which is an affiliate of Saban Capital Group, Inc. (“SB Telecom”) and Scailex (and their respective affiliates) are generally voting in a unified manner (according to a majority vote among them).

It is proposed that at the EGM the following resolutions be adopted:

(i)
“RESOLVED: to re-appoint Dr. Michael Anghel as an external director (Dahatz) of the Company for one additional term of three years in accordance with the Israeli Companies Law and regulations promulgated thereunder, commencing on May 8, 2015;

(ii)
RESOLVED: to approve the payment of the Remuneration and the reimbursement of expenses as set forth in the Remuneration Regulations to Dr. Michael Anghel. In the event that options will be granted to Company directors, the Company will grant options to Dr. Michael Anghel in a manner complying with the Remuneration Regulations, if and to the extent permitted by our Compensation Policy at the relevant time. Dr. Anghel will continue to benefit from the Company's D&O insurance policy (as in effect from time to time) and from his existing indemnification letter, which shall continue in full force and effect; and

(iii)	RESOLVED: these resolutions are in the best interest of the Company.”

The vote of the holders of a majority of the Ordinary Shares participating at the EGM and voting on the matter is required for the approval of item no. 1 on the agenda; provided, that one of the following conditions is fulfilled: (i) the majority of votes in favor of the matter shall include at least a majority of the votes of shareholders not constituting "Controlling Parties" (as stated in the Israeli Companies Law including section 268 thereof, “Controlling Parties”) in the Company, or those having a Personal Interest (as defined in the Israeli Companies Law, a “Personal Interest”) in the appointment approval (other than a Personal Interest not resulting from relations to the Controlling Party) participating in the vote; which votes shall not include abstaining votes; or (ii) the total number of objecting votes of the shareholders mentioned in clause (i) does not exceed 2% of the total voting rights in the Company.

A shareholder shall notify the Company at the address above at least seventy two (72) hours prior to the time of the EGM, whether the shareholder constitutes a Controlling Party in the Company or has a Personal Interest in the appointment approval (other than a Personal Interest not resulting from relations to the Controlling Party) or not, as a condition for that shareholder's right to vote and be counted with respect to item no. 1 on the agenda. A shareholder voting, by means of a Deed of Vote, may include such notice with regard to a Controlling Party interest or a Personal Interest on the Deed of Vote (to be submitted to the Company at least seventy two hours (72) prior to the time of the EGM).

The Board of Directors recommends a vote FOR approval
of these proposed resolutions

ITEM 2

AMENDMENT OF THE ARTICLES OF ASSOCIATION

The Company’s General License for the Provision of Mobile Radio Telephone Services using the Cellular Method in Israel dated April 7, 1998, as amended (the “License”) requires that Founding Israeli Shareholders1 (as defined in our Articles of Association, the “Founding Israeli Shareholders”) hold Ordinary Shares constituting at least the Minimum Israeli Holding (as defined in our Articles of Association, the “Minimum Israeli Holding Shares”), currently 5% of our issued and outstanding shares and of each of the Company’s other “means of control” (as defined in the License). The License further requires that at least 10% of the members of our Board of Directors shall be comprised of Qualified Israeli Directors (as defined in our Articles of Association, the “Qualified Israeli Directors”), but if the board is comprised of up to 14 members (the current state), one Qualified Israeli Director shall be sufficient.

Accordingly, The Founding Israeli Shareholders have appointed Ms. Osnat Ronen as a Qualified Israeli Director on or prior to December 8, 2009 and she has been a director in the Company since then.  No further notice of appointment or removal of a Qualified Israeli Director was received by the Company from the Founding Israeli Shareholders. No change is made hereby to the service of Ms. Osnat Ronen as a Qualified Israeli Director or to the service of any other director of the Company.

Under the Israeli Companies Law, the directors of the Company are appointed at the annual general meeting of shareholders, unless otherwise provided in a company’s Articles of Association2. In accordance with Article 23.2.6 of the Company’s Articles of Association, notwithstanding any other provision of the Articles of Association, a Qualified Israeli Director shall be appointed as a member of the Board of Directors, and may be removed from such office, only upon written notice to the Company Secretary of his appointment or removal by Founding Israeli Shareholders holding Minimum Israeli Holding Shares, and a notice signed by at least two of the Founding Israeli Shareholders who are the record holders of at least 50% of Minimum Israeli Holding Shares shall be deemed to be sufficient notice on behalf of all holders of Minimum Israeli Holding Shares.

1	Including their approved substitutes by the Minister of Communications.
2	Under certain conditions specified in the Company’s Articles of Association, the Board of Directors may also appoint directors.

The Company proposes amending certain provisions of its Articles of Association to update the Qualified Israeli Director’s appointment (or replacement) procedure. This proposed amendment is in light of a recent amendment to the Shareholders Agreement, signed by the Founding Israeli Shareholders on April 20, 2005 (as amended, the “Shareholders Agreement”). According to the recent amendment, among other things, Hot Net Internet Services Ltd. (holding approximately 0.91% of Partner’s issued and outstanding shares, which is part of the Hot Group that also owns a competing cellular operator) and additional Founding Israeli Shareholders ceased to be parties to the Shareholders Agreement, leaving only Scailex and Suny Electronics Ltd. as parties to the Shareholders Agreement3.
In the Company’s view, the proposed amendment provides a solution for an possible lacuna in the Company’s Articles of Association, in a manner which allows the appointment of the Qualified Israeli Director (required under the License) by the majority of the Founding Israeli Shareholders who participate in the appointment process, even if their joint holdings do not exceed 50% of the Minimum Israeli Holding Shares (e.g., where not all relevant shareholders participate in the process).

The full text of the proposed amendments is annotated on the amended Article 23.2.6 of the Articles of Association attached hereto as Annex “A”. The summary below is qualified in its entirety by reference to the full text of the annotated Article 23.2.6 attached hereto as Annex “A”. The proposed amendments include the following matters:

(i)	Procedure

Amending Article 23.2.6 to state that a Qualified Israeli Director shall be appointed as a member of the Board of Directors, and may be removed from such office, only upon written notice by at least two Founding Israeli Shareholders (i) who  are the record holders of more than 50% of Minimum Israeli Holding Shares, or  (ii) who hold in the aggregate the highest number of Minimum Israeli Holding Shares among the Founding Israeli Shareholders who sent notices, as elaborated in Annex “A” attached hereto.

(ii)	Exclusions

Further amending Article 23.2.6 to prohibit the participation in any appointment or replacement process of a Qualified Israeli Director (pursuant to Article 23.2.6 or otherwise) by any Founding Israeli Shareholder (A) who is an Interested Party (as defined in the License) in a Competing MRT4 Operator (as defined in the License) of the Company, (B) in which a Competing MRT Operator of the Company is an Interested Party, or (C) an Interested Party therein is also an Interested Party in a Competing MRT Operator of the Company. The Company was informed on November 9, 2014 that Hot Net Internet Services Ltd. would have fallen under this exclusion had the amended Article were in effect on that date.

3
For further information regarding the Shareholders Agreement, see the Company's 2013 Annual Report on Form 20-F - “Item 6C.1 Terms of Directors”, “Item 7A. Major Shareholders”, footnote no. 6 to the Shareholders table, and “Item 7B.1 Relationship Agreement - Related agreement among Israeli founding shareholders” and see also the Company’s reports on Form 6-K dated of October 22, 2014 and November 12, 2014.

4	Mobile Radio Telephone; i.e., cellular phone.

The Audit Committee and Board of Directors have approved, and recommended to the shareholders at the EGM to approve, the amendments to Article 23.2.6 of the Articles of Association, detailed in the form annotated on Annex “A” attached hereto, and that these amendments are in the best interest of the Company.  The directors have noted that, for the sake of being cautious, Ms. Osnat Ronen and, due to the fact that Scailex is one of the Founding Israeli Shareholders, Mr. Yahel Shachar (nominated by Scailex) and, due to the Shareholders Agreement between SB Telecom and Scailex, the directors nominated by SB Telecom, Messrs Adam Chesnoff, Elon Shalev, Arieh Saban, Fred Gluckman, Sumeet Jaisinghani, Yoav Rubinstein and Ori Yaron may be deemed to have a Personal Interest in the proposed amendment.

As reported in 2012 by Scailex, SB Telecom and Scailex (and their respective affiliates) are generally voting in a unified manner (according to a majority vote among them).

Each of the Israeli Founding Shareholders (including Scailex) and SB Telecom irrevocably undertook to vote at the shareholders meeting for approval of a resolution amending Article 23.2.6, substantially in the form proposed hereby. For the sake of being cautious, the Company is bringing this resolution to shareholders approval as if it was an Extraordinary Transaction in which a Controlling Party has a Personal Interest.

 It is proposed that at the EGM the following resolutions be adopted:

(i)	“RESOLVED: to approve the amendments to Article 23.2.6 of the Articles of Association, substantially in the form annotated on Annex “A” attached hereto.

(ii)	RESOLVED: this resolution is in the best interest of the Company.”

The vote of the holders of at least seventy five percent (75%) of the Ordinary Shares participating at the EGM and voting on the matter is required for the approval of item no. 2 on the agenda; provided, that one of the following conditions is also fulfilled: (i) the majority of votes in favor of the matter shall include at least a majority of the votes of shareholders not having a Personal Interest in the approval of the item participating in the vote; which votes shall not include abstaining votes; or (ii) the total number of objecting votes of the shareholders mentioned in clause (i) does not exceed 2% of the total voting rights in the Company.

A shareholder shall notify the Company at the address above at least seventy two (72) hours prior to the time of the EGM, whether the shareholder has a Personal Interest in the approval of item no. 2 or not, as a condition for that shareholder's right to vote and be counted with respect to this item. A shareholder voting, by means of a Deed of Vote, may include said notice regarding a Personal Interest on the Deed of Vote (to be submitted to the Company at least seventy two (72) hours prior to the time of the EGM).

The Board of Directors recommends a vote FOR approval
of these proposed resolutions

RESTRICTIONS ON VOTING RIGHTS

Partner conducts its operations pursuant to licenses granted to Partner, directly or indirectly, by the Minister of Communications of the State of Israel (including the License). Partner’s Articles of Association and, with respect to shareholders other than shareholders of Partner prior to its public offering, the License contains provisions that may cause the suspension of voting rights of the holders of Ordinary Shares or ADSs if such voting rights would breach the ownership limits contained in the License. These limits prohibit the transfer or acquisition of 10% or more of Partner’s means of control and acquisition of control of the Company without the consent of the Minister of Communications of Israel, and restrict cross-control and cross-ownership of other mobile telephone operators in Israel, and shareholdings and agreements which may reduce or harm competition. Ordinary Shares or Ordinary Shares represented by ADSs held in breach of these limits may be considered dormant shares. Notwithstanding anything to the contrary in this Proxy Statement, dormant shares will not bear any rights to which the holders would otherwise be entitled, other than the right to receive dividends and other distributions to shareholders (including the right to participate in rights offerings). Specifically, the holders of dormant shares will not have voting rights with respect to their dormant shares, nor will they have the right to participate in general meetings of shareholders. Under certain licenses granted, to Partner, directly or indirectly, approval of, or notice to, the Minister of Communications of the State of Israel may be required for holding of 5% or more of Partner's means of control.

Any shareholder seeking to vote at the EGM must notify the Company prior to the vote, or indicate on the Deed of Vote (if a shareholder is seeking to vote by Deed of Vote), or indicate on the Deed of Authorization (if a shareholder is seeking to appoint a proxy by a Deed of Authorization), if any of the shareholder’s holdings in Partner or the shareholder’s vote require the consent of the Minister of Communications due to a breach by the shareholder of the restrictions on the transfer or acquisition of means of control or acquisition of control of Partner, or the provisions regarding cross-ownership or cross-control of other mobile telephone operators in Israel, in each case as specified in Sections 21 and 23 of the License (a translation of Sections 21-24 of the License is attached hereto as Annex “B"). If a shareholder does not provide such notification, the shareholder shall not vote and, if the shareholder has voted, his vote shall not be counted.

By Order of the Board of Directors ROLY KLINGER, ADV. Company Secretary

Dated: February 26, 2015

Annex “A”
Amendment of Articles of Association

23.2.6
Notwithstanding any other provision of these Articles, a Qualified Israeli Director shall be appointed as a member of the Board of Directors, and may be removed from such office, only upon written notice to the Company’s company secretary of his or her appointment or removal by ~~the~~Founding Israeli Shareholders in the following manner:

23.2.6.1
In the event of receipt of such ~~holding Minimum Israeli Holding Shares.  For purposes of this section, a~~ notice signed by at least two of the Founding Israeli Shareholders who are the record holders of more than ~~at least~~ 50% of Minimum Israeli Holding Shares, ~~the person proposed thereby~~ shall be appointed or removed (as the case will be) as the Qualified Israeli Director (without a need for a further notice) ~~deemed to be sufficient notice on behalf of all holders of Minimum Israeli Holding Shares~~.

23.2.6.2
In the event that no notice signed by at least two of the Founding Israeli Shareholders who are the record holders of more than 50% of Minimum Israeli Holding Shares is so received, the Qualified Israeli Director shall be appointed by a notice signed by at least two of the Founding Israeli Shareholders, who hold in the aggregate the highest number of Minimum Israeli Holding Shares among the Founding Israeli Shareholders who sent such notices, as follows:

23.2.6.2.1
In the event that the Company so receives a notice proposing a person as a Qualified Israeli Director (the “Proposed Director”) signed by at least two of the Founding Israeli Shareholders who are not the record holders of more than 50% of Minimum Israeli Holding Shares, the Company shall send a notice (the “Company Notice”) regarding that Proposed Director to all the Founding Israeli Shareholders. Any Founding Israeli Shareholder may, within seven Business Days from receipt of the Company Notice, support the Proposed Director or propose an alternative person as the Qualified Israeli Director (an “Alternative Director”).

23.2.6.2.2
In the event that by the end of such seven Business Days period, the Company receives written notices supporting the Proposed Director, signed by at least two of the Founding Israeli Shareholders (for the avoidance of doubt, including in this Article 23.2 the shareholders who originally proposed such person), who are the record holders of more than 50% of Minimum Israeli Holding Shares, the Proposed Director shall be appointed as the Qualified Israeli Director (even if an Alternative Director was proposed).

23.2.6.2.3
In the event that by the end of such seven Business Days period, the Company receives written notices supporting the Proposed Director, signed by at least two of the Founding Israeli Shareholders, who are not the record holders of more than 50% of Minimum Israeli Holding Shares, and no Alternative Director was proposed, the Proposed Director shall be appointed as the Qualified Israeli Director.

23.2.6.2.4
In the event that by the end of such seven Business Days period, the Company receives written notices supporting the Proposed Director, signed by at least two of the Founding Israeli Shareholders, who are not the record holders of more than 50% of Minimum Israeli Holding Shares, and an Alternative Director was proposed by at least two of the Founding Israeli Shareholders, the Company shall send another notice (the “Second Company Notice”) regarding the Proposed Director and the Alternative Director(s) to all the Founding Israeli Shareholders. Any Founding Israeli Shareholder may, within seven Business Days from receipt of the Second Company Notice, support one person of the Proposed Director or the Alternative Director(s) so proposed for appointment as a Qualified Israeli Director. At the end of such (second) seven Business Days period, the person (among the persons included in the Second Company Notice), who’s appointment was supported by written notices, signed by at least two of the Founding Israeli Shareholders, who are record holders holding in the aggregate the highest number of Minimum Israeli Holding Shares among the Founding Israeli Shareholders who sent such notices (as compared to any other person so proposed) shall be appointed as the Qualified Israeli Director.

23.2.6.3
Notwithstanding the foregoing in this Article 23.2.6, any Founding Israeli Shareholder (i) who is an Interested Party (as defined in the License) in a Competing MRT Operator (as defined in the License) of the Company, (ii) in which a Competing MRT Operator of the Company is an Interested Party, or (iii) an Interested Party therein is also an Interested Party in a Competing MRT Operator of the Company, shall not participate  in any appointment or replacement process of a Qualified Israeli Director, by providing notices under this Article 23.2.6 or otherwise.

A - 2

Annex “B”

Translation of Sections 21-24 of the License

Transfer of Means of Control

21.1
A holding of ten percent (10%) or more of any of the Means of Control in the Licensee will not be transferred, either directly or indirectly, either all at once or in parts, unless given the Minister’s prior written consent.

21.2
None of the said Means of Control, or a part of them, in the Licensee, may be transferred in any way, if as a result of the transfer, control in the Licensee will be transferred from one person to another, unless given the Minister’s prior written consent.

21.3
No control shall be acquired, either direct or indirect, in the Licensee, and no person, whether on his/her own or together with his/her relative or with those acting with him/her on a regular basis, shall acquire in it ten percent (10%) or more of any of the Means of Control in the Licensee, whether all at once or in parts, unless given the Minister’s prior written consent.

21.4	1Cancelled

21.5
2Despite the provisions of sub-clauses 21.1 and 21.3 above, should there occur a transfer or purchase of a percentage of Tradable Means of Control in the Licensee requiring consent under clauses 21.1 and 21.3 (other than a transfer of purchase that results in a transfer of control), without the Minister’s consent having been sought, the Licensee shall report this to the Minister in writing, and shall make an application to the Minister to approve the said transfer or purchase of the Means of Control in the Licensee, within 21 days of the date on which the Licensee became aware of such.

In this Clause 21, “Tradable Means of Control” – Means of Control, including Global or American Depository Shares (GDR’s or ADR’s), or similar certificates, registered for trading on the securities exchange in Israel or overseas, and offered to the public by prospectus, or held by the public in Israel or overseas.

21.6
Neither the entry into an underwriting agreement relating to the issue or sale of securities to the public, the registration for trading on the securities exchange in Israel or overseas, nor the deposit or registration of securities with a registration company or with a depository agent or a custodian for the purpose of registration of GDRs or ADRs or similar certificates relating to the issue or sale of securities to the public shall in and of themselves be considered as a transfer of Means of Control in the Licensee3.

1	Amendment No. 52

2	Amendment No. 3

3	Amendment No. 4

21.7	(a)
Irregular Holdings shall be noted in the Licensee’s members register (the list of shareholders) stating the fact that they are irregular, immediately upon the Licensee’s becoming aware of this, and a notice of the registration shall be given by the Licensee to the holder of such Irregular Holding and to the Minister.

(b)
Irregular Holdings, noted as aforesaid in clause 21.7(a), shall not provide the holder with any rights, and shall be “dormant shares” as defined in Section 308 of the Companies Law 5759-1999, expect in the case of the receipt of a dividend or any other distribution to shareholders (especially the right to participate in an allotment of rights calculated on the basis of holdings of Means of Control in the Licensee, although holdings accumulated as aforesaid shall also be considered as Irregular Holdings), and therefore no action or claim of the activation of a right by virtue of the Irregular Holdings shall have any force, except in the case of the receipt of a dividend or any other distribution as aforesaid.

Without derogating form the generality of the above:

(1)
A shareholder who takes part in a vote during a meeting of shareholders shall advise the Licensee prior to the vote, or in the case of documentary voting on the voting document, whether his holdings in the Licensee or his voting require consent under clauses 21 and 23 of the License or not; where a shareholder does not so advise, he may not vote and his vote shall not count.

(2)
No director of the Licensee shall be appointed, elected or transferred from office by virtue of an Irregular Holding; should a director be appointed, elected or transferred from office as aforesaid, the said appointment, election or transfer, as the case may be, shall be of no effect.

(3)	Irregular Holdings shall not provide voting rights in the general meeting;

For the purposes of this clause:

“Irregular Holdings” – the holding of Tradable Means of Control without the Minister’s consent as required under clause 23, and all holdings of a person holding Tradable Means of Control acting contrary to the provisions of clause 24; for so long as the Minister’s consent under clause 21 has been sought but not yet granted, or whilst there is a situation of breach of the provisions of clauses 23 or 24.

(c)	The provisions of clause 21.7 shall be included in the Articles of Association of the Licensee, including the provisions of clause 21.9, mutatis mutandis.

21.8
For so long as the Articles of Association of the Licensee provide as set out in clause 21.7, and the Licensee acts in accordance with the provisions of clauses 21.5 and 21.7, and for so long as none of the holdings of Founding Shareholders or their Substitutes4  reduces to less than 26% 5 6 7 of all Means of Control in the Licensee immediately prior to the listing of the shares for trade, and for so long as the Articles of Association of the Licensee provide that a majority of the voting power in the general meeting of the Licensee may appoint all members of the Board of Directors of the Licensee, other than external directors required by any law and/or the relevant Exchange Rules, the Irregular Holdings shall not, in and of themselves, give rise to a cause for the cancellation of the Licensee.

For the purpose of this article: "Founding Shareholders or their Substitutes"- Matbit Telecommunications Systems Ltd., Advent Investment Pte Limited, Matav Investments Ltd and Tapuz Cellular Systems limited Partnership as well as any other entity that one of them has transferred the Means of Control in the Licensee to, with the Minister's consent, before 4.7.2004 (each of the above entities shall be termed "Founding Shareholder"), as well as any other entity that a Founding Shareholder will transfer Means of Control in the Licensee to after 4.7.2004, provided that the Minister gave his written consent that the transferree be considered for this matter as the Founding Shareholder's substitute from the date to be determined by the Minister, including anyone that is an Israel Entity as defined in Article 22A.2, that purchased Means of Control from the Licensee and received the Minister's approval to be considered a founding shareholder or their substitute from the date set by the Minister8. Such consent under this article does not exempt the Licensee from the obligation to receive the Minister's consent for every transfer of the Means of Control in the Licensee that requires the Minister's consent in accordance with any other article in the License.9

21.9	The provisions of clauses 21.5 through 21.8 shall not apply to the founding shareholders or their substitutes.10

4	Amendment No. 25

5	Amendment No. 9

6	Amendment No. 28

7	Amendment No. 31

8	Amendment No. 31

9	Amendment No. 25

10	Amendment No. 31

22.	Placing a Charge on Means of Control

Any shareholder in the company that holds the License, or a shareholder in an Interested Party in the same company, is not allowed to encumber his/her shares, in a way that the realization of the charge would cause a change in the ownership in ten percent (10%) or more of any of the Means of Control in the Licensee, unless the charge agreement includes a constraint, according to which the charge cannot be realized without prior consent, in writing, by the Minister.

22A.	Israeli Requirement and Holdings of Founding Shareholders or their Substitutes11

22A.1.
The total cumulative holdings of the "Founding Shareholders or their Substitutes", as defined in Article 21.8, (including anyone that is an “Israeli Entity” as defined in Article 22.2A below, that purchased Means of Control from the Licensee and received the Minister’s approval to be considered a founding shareholder or their substitute from the date set by the Minister), and are bound by an agreement for the fulfillment of the provisions of Article 22A of the License (in this Article they will all be considered “Founding Shareholders or their Substitutes”) shall not be reduced to less than 26% of each of the Means of  Control in the Licensee.

22A.2
The total cumulative holdings of "Israeli Entities", one or more, that are considered as one of the Founding Shareholders or their Substitutes, from the total holdings of Founding Shareholders or their Substitutes as set forth in Article 22A.1 above, shall not be reduced at all times to less than 5% of the total issued share capital and from each of the Means of Control in the calculated by deducting the number of “Dormant Shares” held by the Licensee. For this matter, the issued share capital of the Licensee shall be Licensee.

In this Article-

"Israeli Entity"- for an individual-an Israeli citizen or resident of Israel,  For a corporation- a corporation that was incorporated in Israel and an individual that is a citizen and a resident of Israel, controls the corporation either directly or indirectly, as long as the indirect control shall be only through a corporation that was incorporated in Israel, one or more. However, for the matter of indirect holdings, the Prime Minister and the Minister of Communications may approve holdings through a corporation that has not been incorporated in Israel, as long as the corporation does not directly hold shares in the Licensee, and only if they are convinced that this will not derogate from the provisions of this article. For this matter,  “Israeli citizen”- as defined in the Nationality Law, 5712-1952; “resident”-as defined in the Inhabitants Registry Law, 5725-1965.

For this matter, "Dormant Shares"- as defined in Article 308 of the Companies Law, 5759-1999.

11
Amendment No. 31-Amendment No. 31 will come into effect upon completion of all of the obligations set forth in article 22A and no later than 30 June 2005, in accordance with the Ministry of Communications document 62/05-4031 dated 13 March 2005

22A.3
At least one tenth (10%) of the members of the Board of Directors of the Licensee shall be appointed by the Israeli Entities as set forth in Article 22A.2. Notwithstanding the above-mentioned, for this matter- if the Board of Directors of the Licensee shall consist of up to 14 members – at least one director shall be appointed by the Israeli entities as set forth in Article 22.2A above, if the Board of Directors of the Licensee shall consist of between 15 and 24 members-at least 2 directors shall be appointed by the Israeli entities as set forth in Article 22.2A above and so on and so forth.

22A.4
The Licensee's Board of Directors shall appoint from among its members that have security clearance and security compatibility  to be determined by the General Security Service  (hereinafter: “ Directors with Clearance”) a committee to be designated  "the  Committee for Security Matters", or CSM.

The CSM shall consist of at least 4 Directors with Clearance including at least one External Director. Security matters shall be discussed, subject to Article 22A.5, solely by the CSM. A resolution that was adopted or an action that was taken by the CSM, shall have the same effect as a resolution that was adopted or an action that was taken by the Board of Directors and shall be discussed by the Board of Directors only if necessary in accordance with Article 22A.5 and subject to Article 22A.5.

In this article-“security matters”-as defined in the Bezeq Order (Determination of Essential Service Provided by “Bezeq”, the Israeli Telecommunications Company Ltd), 5757-1997, as of March 9, 2005.

22A.5
Security matters that the Board of Directors or the Audit Committee of the Licensee shall be required to consider in accordance with the mandatory provisions of the Companies Law, 5759-1999, or in accordance with the mandatory provisions of any other law that applies to the Licensee shall be discussed, if they need to be discussed by the Board of Directors or the Audit Committee, only in the presence of Directors with Clearance. Directors that do not have security clearance shall not be allowed to participate in this Board of Directors or Audit Committee meeting and shall not be entitled to receive information or to review documents that relate to this matter. The legal quorum for such meetings shall include only Directors with Clearance.

The Licensee may set out in its Articles of Association that an Office Holder, who in the capacity of his position or based on the provisions of the law or the Articles of Association, should have received information or participate in security matter meetings and this was denied him due to Article 22A.5, will be released  from any liability for any claim of breach of  duty of care towards the Licensee, if the breach of duty of care was  a result of his or her inability to participate in the meetings or receive  information.

22A.6	The shareholders at a general meeting shall not be entitled to assume, delegate, transfer or exercise any of the authorities granted to another organ in the company, regarding security matters.

22A.7
(a) The Minister shall appoint an observer for the Board of Directors and committee meetings, who has security clearance and security compatibility that will be determined by the General Security Services.

(b) The observer shall be a government employee, qualified to serve as a director, in accordance with Chapter C of the Government Companies Law, 5735-1975.

(c) In addition, and without derogating from any duty imposed on him by any law, the observer shall be bound by confidentiality towards the Licensee, except as the matter may be required  to fulfill his  responsibilities as an observer. The observer shall not act as an observer or in any other capacity for any entity that deals with the provision of telecommunication services and directly competes  with the Licensee, and shall refrain from any conflict of interest between his position as an observer and between the Licensee, excluding conflicts of interest that result from his being a government employee that is fulfilling his responsibilities  as an observer with the Licensee. The observer shall undertake towards the Licensee not to serve as an observer or an office holder, and not to fulfill a position or be employed, directly or indirectly by any  entity that directly competes  with the Licensee or  has a conflict of interest with the Licensee, excluding a conflict of interest that results from his being a government employee that is fulfilling his responsibilities as an observer with the Licensee throughout the duration of his position as an observer with the Licensee and for eighteen months  after he completes this term.

In any case of a dispute regarding a conflict of interest of the observer, the matter shall be decided by the State Attorney General or a person on his behalf.

(d) Notices to Board of Director and committee meetings, including the CSM, shall be sent to the observer and he shall be entitled to participate as an observer in each such meeting.

(e) The observer's entitlement to receive information from the Licensee, shall be the same as a director. If the Licensee believes that certain information that is sensitive business information is not required by the observer in order to fulfill his duties, the Licensee may delay delivery of such information to the observer and shall inform him accordingly. If the observer believes that he should receive such information, the matter shall be decided by the head of the General Security Services.

(f) If the observer believes that the Licensee adopted or is about to adopt a resolution regarding security matters, contrary to the provisions of the License, contrary to Article 13 of the Law or contrary to the provisions of Article 11 of the General Security Services Law, 5762-2002, he shall immediately notify the Licensee in writing. Such a notice shall be sent to the chairman of the Board of Directors and to the chairman of the CSM and adequate time shall be given, under the circumstances of the case, to remedy the breach or to change the resolution, if possible.

22A.8	The provisions of Article 22A of the License shall be adopted in the Articles of Association of the Licensee.

Section C: Cross-Ownership and Conflict of Interests

23.	Prohibition of Cross-Ownership

23.1
The Licensee, an Office Holder or an Interested Party in the Licensee, as well as an Office Holder in an Interested Party in the Licensee, shall not hold, either directly or indirectly, five percent (5%) or more of any Means of Control in a Competing MRT Operator, and shall not serve as an Office Holder in a Competing MRT Operator or in an Interested Party in a Competing MRT Operator; for this matter, “Holding” includes holding as an agent.

23.2
Notwithstanding the provisions of Paragraph 23.1, the Minister may, based upon written request, permit an Office Holder in the Licensee to serve as an Office Holder in an Interested Party in a Competing MRT Operator, or permit an Office Holder in an Interested Party in the Licensee to serve as an Office Holder in a Competing MRT Operator or in an Interested Party in a Competing MRT Operator, if he is satisfied, that this will not harm the competition in MRT Services;  the Minister may condition the granting of such permit on conditions that the Office Holder must fulfill for prevention of harm to the competition as aforesaid.

23.3
Notwithstanding the provisions of Paragraph 23.1, an Interested Party in the Licensee, which is a trust fund, an insurance company, an investment company or a pension fund, may hold up to ten percent (10%) of the Means of Control in a Competing MRT Operator, and an Interested Party in a Competing MRT Operator, which is a trust fund, an insurance company, an investment company or a pension fund, may hold up to ten percent (10%) of the Means of Control in the Licensee, provided it does not have a representative or an appointee on its behalf among the Office Holders of a Competing MRT Operator or of the Licensee, as the case may be, unless it is required to do so by law.

23.4
The Licensee, an Office Holder or an Interested Party in the Licensee, as well as an Office Holder in an Interested Party in the Licensee, will not control a Competing MRT Operator, and will not cause it, by any act or omission, to be controlled by a Competing MRT Operator or by an Office Holder or an Interested Party in a Competing MRT Operator, or by an Office Holder in an Interested Party in a Competing MRT Operator, or by a person or corporation that controls a Competing MRT Operator.

23.5	The rate of indirect holding in a corporation will be a product of the percentage of holdings in each stage of the chain of ownership, subject to what is set out in Paragraph 23.6; for example:

(A)	‘A’ holds 40% in Company ‘B’;

(B)	Company ‘B’ holds 40% in Company ‘C’;

(C)	Company ‘C’ holds 25% in Company ‘D’;

(D)	Therefore, Company ‘A’ holds, indirectly, 4% of Company ‘D’.

23.6
For the matter of this Paragraph and Paragraphs 14.1 (G) (6), (7), (8), (8a), (9) and 21.4, if a certain body (hereinafter: “the Controlling Body”) controls another body that has holdings, directly or indirectly, in the Licensee (hereinafter: “the Controlled Body”), the Controlling Body, and also any other body controlled by the Controlling Body, will be attributed with the rate of holdings in the Licensee that the Controlled Body has, directly or indirectly; according to the following examples:

A.	Direct holdings:

(1)	‘A’ holds 50% in Company ‘B’, and controls it;

(2)	Company ‘B’ holds 50% in Company ‘C’, and controls it;

(3)	Company ‘C’ holds 10% in the Licensee and does not control it;

(4)
Therefore, notwithstanding that ‘A’s’ holdings in the Licensee in accordance with the instructions of Paragraph 5.6 are 2.5%, ‘A’ and also any body controlled by ‘A’ will be deemed as an Interested Party holding 10% in the Licensee.

B.	Indirect holdings:

(1)	‘A’ holds 50% of Company ‘B’ and controls it;

(2)	Company ‘B’ holds 40% of Company ‘C’ and controls it;

(3)	Company ‘C’ holds 40% of Company ‘D’ and does not control it;

(4)	Company ‘D’ holds 40% of the Licensee and does not control it;

(5)
Therefore, ‘A’ and any body controlled by ‘A’ will be regarded as having a holding in the Licensee at the rate of holdings of Company ‘C’ in the Licensee, which is holdings of 16% (according to the method set out in Paragraph 23.5 for the calculation of the rate of indirect holdings in the absence of control), and in this manner, ‘A’ and any body controlled by ‘A’ is an Interested Party in the Licensee.

23.7
If a certain body has indirect holding in the Licensee, through two or more Interested Parties, then for the purpose of its definition as an Interested Party, and for the purpose of determining the rate of holding with regard to this Paragraph, the greatest indirect rate of holding will be taken into account, and also any rate of holding that derives from the chain of holdings through which the said holding body is attributed with the holdings of corporations controlled by it in accordance with the provisions of Paragraph 23.6;  the rates of holdings that derive from two or more chains that will be taken into account as stated above, will be cumulative for the purpose of calculating the rate of holdings.

23.8
The Minister may, in response to a written request, permit an Interested Party in the Licensee to hold, either directly or indirectly, five percent (5%) or more in any of the Means of Control of a Competing MRT Operator, if the Minister is satisfied that this will not harm competition in the MRT field; 12the Minister may condition the granting of the said permit on a condition that the Interested Party in the Licensee or competing MRT Operator is an Interested Party merely by virtue of the provisions of Article 23.6 .

24.	Prohibition of Conflict of Interests

The Licensee, any body in which the Licensee is an Interested Party, an Office Holder in the Licensee or an Interested Party in the company holding the License or an Office Holder in an Interested Party therein, will not be party to any agreement, arrangement or understanding with a Competing MRT Operator, or an Interested Party or an Office Holder in it, or an Office Holder in an Interested Party in a Competing MRT Operator, or any other body in which a Competing MRT Operator is an Interested Party, which are intended to or might reduce or harm competition in anything that pertains to MRT Services, MRT Terminal Equipment or any other Telecommunications Services.

12	Amendment No. 10

[THIS DEED OF VOTE IS A CONVENIENCE TRANSLATION OF THE BINDING
HEBREW VERSION OF DEED OF VOTE (KTAV HATZBA'A) REQUIRED BY
ISRAELI LAW]

Date: February 26, 2015

Partner Communications Company Ltd.

Deed of Vote - Part I

In accordance with the Companies Regulations (Deeds of Vote and Position Notices)  (2005)

Name of the Company
Partner Communications Company Ltd. (the “Company”).

Type, date and place of general meeting
Extraordinary General Meeting (the “EGM”) will be held on Thursday, April 2, 2015 at 10:00 am. (Israel time), at the Company's offices, 8 Ha’amal Street, Rosh Ha’ayin, Israel or at any adjournment thereof. The telephone number for inquiries is +972-54-7814191.

Pursuant to the Israeli Companies Law (1999), as amended (the “Israeli Companies Law”) and the Israeli Companies Regulations (Deeds of Vote and Position Notices) (2005), as amended (the “Deed of Vote Regulations”), shareholders who will not attend the meeting in person may vote with respect to items no. 1 and 2 on the agenda by a Hebrew form of deed of vote (ktav hatzba'a) and these items are subject to provisions set forth in the Israeli Companies Law and the Deed of Vote Regulations (the “Regulations Procedure”).

The items on the agenda, which are subject to the Regulations Procedure, are set forth below:

Set forth below is a summary of the proposed resolutions that may be voted on by the Deed of Vote:

1.
Approval of re-appointment of Dr. Michael Anghel as an external director (Dahatz), approval of his remuneration, and approval that no change is made to his right to benefit from the Company’s D&O insurance policy and indemnification.

Dr. Michael Anghel serves as an external director (Dahatz) of the Company and his term of office expires on May 7, 2015. The Audit Committee and the Board of Directors recommended re-appointing Dr. Michael Anghel as an external director (Dahatz) for a fourth term of three years, commencing on May 8, 2015. Our Audit Committee and our Board of Directors noted Dr. Anghel’s unique and cumulative experience in and knowledge of the Israeli telecommunications industry and market generally, and specifically as one of the founders of the cellular and cables arenas in Israel, while at the same time Dr. Anghel has finance and corporate-strategy expertise. The Audit Committee and Board of Directors determined that, due to Dr. Anghel’s unique expertise and contribution to the operation of the Board of Directors and its Committees, re-electing Dr. Anghel to another term is in the Company’s best interest. The directors noted that Dr. Anghel’s independence is apparent from his actions and the views he expresses in meetings of the Board of Directors and its Committees. Furthermore, during Dr. Anghel’s service as an external director (Dahatz) of the Company, the Company had three different Controlling Parties (as stated in the Israeli Companies Law), which also shows lack of ‘linkage’ of Dr. Anghel to any of them. The Audit Committee and Board of Directors have noted the personal interest of Dr. Michael Anghel.

Dr. Michael J. Anghel has been an external director (Dahatz) of Partner since March 2006, and he is a member of the Audit Committee, the Compensation Committee and the Security Committee. From 1977 to 1999, he led the Discount Investment Corporation Ltd. (of the IDB Group) activities in the fields of technology and communications. Dr. Anghel was instrumental in founding Tevel, one of the first Israeli cable television operators and later in founding Cellcom Israel Ltd. (an Israeli cellular operator). In 1999 he founded CAP Ventures, an advanced technology investment company. From 2004 to 2005, Dr. Anghel served as CEO of DCM, the investment banking arm of the Israel Discount Bank. He has been involved in various technology enterprises and has served on the Board of Directors of various major Israeli corporations and financial institutions including Elron, Elbit, Nice, Gilat, American Israeli Paper Mills, Maalot (the Israeli affiliate of Standard and Poor’s) and Hapoalim Capital Markets. He currently serves on the Board of Directors of Syneron Medical Ltd., Evogene Ltd., Dan Hotels Ltd., Orbotech Ltd., BiolineRx Ltd. and the Strauss-Group Ltd. Until recently he was the Chairman of the Israeli Center for Educational Technology. Prior to launching his business career, Dr. Anghel served as a full-time member of the Recanati Graduate School of Business Administration of the Tel Aviv University, where he taught finance and corporate strategy. He currently serves as Chairman of the Tel Aviv University’s Executive Program. Dr. Anghel holds a B.A. (Economics) from the Hebrew University in Jerusalem and an M.B.A. and Ph.D. (Finance) from Columbia University in New York. To the best knowledge of the Company and the Company's Directors, Dr. Michael Anghel is not a “Family Member” of another “Interested Party” (as both terms are defined in the Israeli Securities Law (1968), as amended) in the Company. Dr. Michael J. Anghel was born on 13.1.1939; I.D. No. 001136563; Citizenship: Israeli; Residing at: 4 After Street, Tel-Aviv.

Dr. Michael Anghel was determined by the Board of Directors to be an “accounting and financial expert” under the Israeli Companies Law and regulations promulgated thereunder. Dr. Anghel also qualifies as an independent director according to U.S. law.

The Company wishes to continue remunerating Dr. Michael Anghel according to the “relative method” of remuneration under the Companies Regulations (Rules for the Compensation and Expenses for an External Director) (2000), as amended (the “Remuneration Regulations”), by paying Dr. Michael Anghel the same remuneration that the Company pays its “other directors” and its additional external director (Mr. Barry Ben-Zeev (Woolfson)). Therefore, we wish to pay Dr. Michael Anghel, commencing from the date of his re-appointment (May 8, 2015), an annual fee of NIS 180,000 (one hundred and eighty thousand NIS) per annum and an attendance fee of NIS 4,000 (four thousand NIS) per meeting, applicable from the fifth meeting per year (100% thereof for participation in person, 60% thereof by means of communication, or 50% thereof in writing), linked to the Israeli Consumer Price Index published for December 2007, but in any event no less than an aggregate amount per annum equal to U.S. $50,000 (U.S. Dollars fifty thousand) previously approved by the shareholders, (the “Remuneration”) plus reimbursement of certain expenses.

The Audit Committee, the Board of Directors and the shareholders of the Company have resolved in 2008 that, in the event that options will be granted to Company directors, the Company will grant options to the Company's external directors in a manner complying with the Remuneration Regulations. Such resolution shall continue to apply to Dr. Michael Anghel, if and to the extent permitted by the Company's Compensation Policy for Office Holders, adopted by our shareholders on October 17, 2013 (the “Compensation Policy”) at the relevant time.

The Compensation Committee and Board of Directors have noted the personal interest of Dr. Michael Anghel and, subject to his re-appointment, approved, and recommended to the shareholders at the EGM to approve, the payment of the Remuneration to Dr. Michael Anghel and the reimbursement of expenses to him as set forth in the Remuneration Regulations. The Compensation Committee and Board of Directors have also approved, and recommended to the shareholders at the EGM to approve, as previously approved by the shareholders, that Dr. Anghel will continue to benefit from the Company's D&O insurance policy (as in effect from time to time) and from his existing indemnification letter, which will continue in full force and effect.

The summary is qualified in its entirety by reference to the description in the Proxy Statement.

As reported in 2012 by Scailex Corporation Ltd. (“Scailex”), S.B. Israel Telecom Ltd., the Company’s principal shareholder, an Israeli company, which is an affiliate of Saban Capital Group, Inc. (“SB Telecom”), and Scailex (and their respective affiliates) are generally voting in a unified manner (according to a majority vote among them).

It is proposed that at the EGM the following resolutions be adopted:

(i)
“RESOLVED: to re-appoint Dr. Michael Anghel as an external director (Dahatz) of the Company for one additional term of three years in accordance with the Israeli Companies Law and regulations promulgated thereunder, commencing on May 8, 2015;

(ii)
RESOLVED: to approve the payment of the Remuneration and the reimbursement of expenses as set forth in the Remuneration Regulations to Dr. Michael Anghel. In the event that options will be granted to Company directors, the Company will grant options to Dr. Michael Anghel in a manner complying with the Remuneration Regulations, if and to the extent permitted by our Compensation Policy at the relevant time. Dr. Anghel will continue to benefit from the Company's D&O insurance policy (as in effect from time to time) and from his existing indemnification letter, which shall continue in full force and effect; and

(iii)	RESOLVED: these resolutions are in the best interest of the Company.”

2.	Approval of Amendments to certain Provisions of the Company’s Articles of Association.

Under the Israeli Companies Law, the directors of the Company are appointed at the annual general meeting of shareholders, unless otherwise provided in a company’s Articles of Association. In accordance with Article 23.2.6 of the Company’s Articles of Association, notwithstanding any other provision of the Articles of Association, a Qualified Israeli Director (as defined in the Articles of Association, the “Qualified Israeli Director”) shall be appointed as a member of the Board of Directors, and may be removed from such office, only upon written notice to the Company Secretary of his appointment or removal by Founding Israeli Shareholders and their approved substitutes by the Minister of Communications (as defined in our Articles of Association, the “Founding Israeli Shareholders”) holding Minimum Israeli Holding Shares (as defined in our Articles of Association, the “Minimum Israeli Holding Shares”), and a notice signed by at least two of the Founding Israeli Shareholders who are the record holders of at least 50% of Minimum Israeli Holding Shares, shall be deemed to be sufficient notice on behalf of all holders of Minimum Israeli Holding Shares.

The Company proposes amending Article 23.2.6 of its Articles of Association to update the Qualified Israeli Director’s appointment (or replacement) procedure. This proposed amendment is in light of a recent amendment to the Shareholders Agreement, signed by the Founding Israeli Shareholders on April 20, 2005 (as amended, the “Shareholders Agreement”). According to the recent amendment, among other things, Hot Net Internet Services Ltd. (holding approximately 0.91% of Partner’s issued and outstanding shares, which is part of the Hot Group that also owns a competing cellular operator) and additional Founding Israeli Shareholders ceased to be parties to the Shareholders Agreement, leaving only Scailex Corporation Ltd. (“Scailex”) and Suny Electronics Ltd. as parties to the Shareholders Agreement.

In the Company’s view, the proposed amendment provides a solution for an possible lacuna in the Company’s Articles of Association, in a manner which allows the appointment of the Qualified Israeli Director (required under the Company license) by the majority of the Founding Israeli Shareholders who participate in the appointment process, even if their joint holdings do not exceed 50% of the Minimum Israeli Holding Shares (e.g., where not all relevant shareholders participate in the process).
The proposed amendments are described in the Proxy Statement distributed with this Deed of Vote (the “Proxy Statement”). The full text of the proposed amendments of Article 23.2.6 is annotated on the amended Article attached as Annex “A” to the Proxy Statement.

The Audit Committee and Board of Directors have approved, and recommended to the shareholders at the EGM to approve, the amendments to Article 23.2.6 of the Articles of Association, detailed in the form annotated on Annex “A” attached to the Proxy Statement, and that these amendments are in the best interest of the Company.  The directors have noted that, for the sake of being cautious, Ms. Osnat Ronen and, due to the fact that Scailex is one of the Founding Israeli Shareholders, Mr. Yahel Shachar (nominated by Scailex) and, due to the Shareholders Agreement between SB Telecom and Scailex, the directors nominated by SB Telecom, Messrs. Adam Chesnoff, Elon Shalev, Arieh Saban, Fred Gluckman, Sumeet Jaisinghani, Yoav Rubinstein and Ori Yaron may be deemed to have a Personal Interest in the proposed amendment.

As reported in 2012 by Scailex, SB Telecom and Scailex (and their respective affiliates) are generally voting in a unified manner (according to a majority vote among them).

Each of the Israeli Founding Shareholders (including Scailex) and SB Telecom irrevocably undertook to vote at the shareholders meeting for approval of a resolution amending Article 23.2.6, substantially in the form proposed hereby. For the sake of being cautious, the Company is bringing this resolution to shareholders approval as if it was an Extraordinary Transaction in which a Controlling Party has a Personal Interest.

                It is proposed that at the EGM the following resolutions be adopted:

(i)	“RESOLVED: to approve the amendments to Article 23.2.6 of the Articles of Association, substantially in the form annotated on Annex “A” attached to the Proxy Statement.

(ii)	RESOLVED: this resolution is in the best interest of the Company.”

*****

For further details in respect of the items on the EGM agenda and the complete wording of the proposed resolutions, kindly see the Proxy Statement distributed with this Deed of Vote on February 26, 2015.

Place and time for review of the full wording of the proposed resolutions:

The Proxy Statement, distributed with this Deed of Vote, contains the full text of the proposed resolutions and will be available for review at the Company offices, 8 Ha’amal Street, Rosh Ha’ayin, Israel, Sunday-Thursday, from 9a.m. to 5p.m. (Israel time) following prior coordination at telephone number +972-54-7814191, until the time of the EGM, convened to approve the items on the agenda. In addition, the Proxy Statement is available on the websites: www.magna.isa.gov.il and www.maya.tase.co.il; and on the U.S. Securities and Exchange Commission’s EDGAR System http://www.sec.gov/edgar.shtml. The Proxy Statement includes additional information on the content of this Deed of Vote and it is important that the shareholders will also review it.

The required majority for approval of each of the items on the agenda:

The required majority for the approval of item no. 1 on the agenda, which is subject to the Regulation Procedure, is the vote of the holders of a majority of the Company's Ordinary Shares, par value NIS 0.01 per share (the “Ordinary Shares”) participating at the EGM and voting on the matter; provided, that one of the following conditions is fulfilled: (i) the majority of votes in favor of the matter shall include at least a majority of the votes of shareholders not constituting “Controlling Parties” (as stated in the Israeli Companies Law including section 268 thereof, “Controlling Parties”) in the Company, or those having a Personal Interest (as defined in the Israeli Companies Law, a “Personal Interest”) in the appointment approval (other than a Personal Interest not resulting from relations to the Controlling Party) participating in the vote; which votes shall not include abstaining votes; or (ii) the total number of objecting votes of the shareholders mentioned in clause (i) does not exceed 2% of the total voting rights in the Company.

The required majority for the approval of item no. 2 on the agenda, which is subject to the Regulation Procedure, is the vote of the holders of at least seventy five percent (75%) of the Ordinary Shares participating at the EGM and voting on the matter; provided, that one of the following conditions is also fulfilled: (i) the majority of votes in favor of the matter shall include at least a majority of the votes of shareholders not having a Personal Interest in the approval of the item participating in the vote; which votes shall not include abstaining votes; or (ii) the total number of objecting votes of the shareholders mentioned in clause (i) does not exceed 2% of the total voting rights in the Company.

Notice of Disclosure of linkage (zika) and Restrictions under the License:

In the second part of this Deed of Vote there is a designated space for marking and detailing whether the shareholder has a Personal Interest in the resolution or not, the shareholder is a Controlling Party in the Company, is a Senior Office Holder or is an Institutional Investor (as the case may be), as set in the Israeli Companies Law and Deed of Vote Regulations. If a shareholder does not so mark or detail, the shareholder’s vote shall not be counted in respect of items no. 1 and 2 on the agenda.

Each shareholder is also required to indicate if any of the shareholder’s holdings in Partner or vote requires the consent of the Minister of Communications pursuant to Partner’s licenses. If a shareholder does not so mark, the shareholder’s vote shall not be counted.

Validity of the Deed of Vote:

A Deed of Vote submitted by shareholders who hold their shares through a member in the Tel-Aviv Stock Exchange (the “Exchange”) will be valid only if accompanied by an ownership certificate. A Deed of Vote submitted by registered shareholders shall be valid only if accompanied by a copy of I.D., Passport or incorporation certificate.

The Deed of Vote shall be submitted to the Company or mailed by registered mail, so it arrives to the Company’s offices no later than seventy two (72) hours prior to the time of the EGM.

The Company’s address for submission of Deeds of Vote and Position Notices is:

Roly Klinger, Adv., Company Secretary, Partner Communications Company Ltd., 8 Ha’amal Street, Rosh Ha’ayin, 48103 Israel (kindly mark clearly “Deed of Vote” or “Position Notice” on the envelope).

The deadline for submission of Position Notices and the Board’s response to such Notices are:

The deadline for submission of Position Notices by the shareholders in respect of items no. 1 and 2 is: March 14, 2015.

The deadline for submission of the Board of Directors’ response to Position Notices (if any) is: March 21, 2015.

Changes to the agenda and publication of Position Notices

After filing the Deed of Vote, changes to the EGM agenda may be made, including by adding an item to the agenda following a shareholder request (in accordance with Section 66(b) to the Israeli Companies Law) submitted to the Company no later than March 5, 2015 (seven (7) days following the date of filing the attached Proxy Statement), all in accordance with an amendment to the Israeli Companies Regulations (Notice and Advertisement regarding a General Meeting and a Class Meeting in a Public Company and the Addition of an Item to the Agenda) (2000), as amended. In such case, the Company will file an amended agenda and an amended Deed of Vote no later than March 12, 2015 (fourteen (14) days following the date of filing the attached Proxy Statement). The filing of an amended agenda will not require a change of the Record Date set forth above and in the attached Proxy Statement. Additionally, Position Notices may be published, as stated above.

The Deed of Vote (or an amended Deed of Vote, if any), an amended agenda (if any) and Position Notices (if any) are available at the following websites:

Israel Securities Authority website: www.magna.isa.gov.il

Tel Aviv Stock Exchange website: www.maya.tase.co.il

U.S. Securities and Exchange Commission’s EDGAR System (convenience translation into English): http://www.sec.gov/edgar.shtml

Receipt of ownership certificates, Deeds of Vote and Position Notices:

A shareholder, whose shares are being held through a stock exchange member, is entitled to receive the ownership certificate in the branch of that stock exchange member or by the mail, if the shareholder requested. Such request shall be made in advance for a particular securities account.

A shareholder, whose shares are being held through an Exchange member, is entitled to receive from the stock exchange member who holds the share on the shareholder’s behalf, by e-mail, with no charge, a link to the text of the Deed of Vote and to the Position Notices posted on the Israel Securities Authority website, unless the shareholder notified the Exchange member that he is not interested in receipt of such link or that he is interested in receipt of Deeds of Vote by mail (for charge). Shareholder’s notice in respect of Deeds of Vote shall apply to Position Notices as well.

One or more shareholders holding shares conferring in the aggregate at least five percent of the Company’s voting rights and shareholders holding the same precentage of the Company’s voting rights not held by the Company’s “Controlling Party” (as stated in Section 268 of the Israeli Companies Law), are entitled to review the Deeds of Votes as detailed in Regulation 10 of the Deeds of Vote Regulations.

As of February 25, 2015 the amount of shares equivalent to five percent of the Company’s voting rights (excluding treasury shares) is: 7,882,828 Ordinary Shares.

As of February 25, 2015, the amount of shares equivalent to five percent of the Company’s voting rights (excluding treasury shares) not held by the Company’s Controlling Party (as stated in Section 268 of the Israeli Companies Law) is: 5,008,780 Ordinary Shares1.

Marking of Vote in the Deed of Vote:

Shareholder shall mark the shareholder's vote regarding each item on the agenda which is subject to the Regulations Procedure (items no. 1 and 2) in the second part of this Deed of Vote.

1
For the purpose of this calculation, the shares that are held by the Company’s controlling party include all shares that are held by S.B. Israel Telecom Ltd. and, due to the Shareholders Agreement between S.B. Israel Telecom and Scailex Corporation Ltd., also the shares of Scailex (including 9,076,050 shares owned by Scailex which are subject to the formal order of the Tel-Aviv-Jaffa District Court and are controlled by the receiver appointed by the court and excluding 750,000 shares that recently were transferred by Scailex to the trustees of noteholders of (Notes Series G-I and Notes Series 1).

Partner Communications Company Ltd.

Date: _________, 2015

 Addendum

 Deed of Vote - Part II

In accordance with Regulation 5(a) of the Companies Regulations (Deeds of Vote and Position Notices) (2005)

Name of the Company: Partner Communications Company Ltd. (the “Company”)

The Company’s address (for submitting and sending Deeds of Vote and Position Notices): Roly Klinger, Adv., Company Secretary, Partner Communications Company Ltd., 8 Ha’amal Street, Rosh Ha’ayin, 48103 Israel (kindly mark clearly “Deed of Vote” or “Position Notice” on the envelope)

Company’s registration number: 520044314

Time of the meeting: Thursday, April 2, 2015 at 10:00 Israel time.

Type of meeting: Extraordinary General Meeting

The Record Date: March 4, 2015.

Note - In parallel to distribution of this Deed of Vote, a Hebrew version of deed of vote (ktav hatzba'a) per Israeli requirements will be distributed among the shareholders. The shareholders are requested to send only one version of the Deed of Vote (either the Hebrew or the English version, but not both). If both versions will be sent by shareholders, in case of contradiction between the two versions (as determined by the Company Secretary), the vote shall be disqualified.

Shareholder’s Details:
Name of shareholder: _______________________________________
I.D. number: ______________________________________________
In case the shareholder does not hold an Israeli I.D.:
Passport number: __________________________________________
The country issuing the Passport: _________________
Valid until: ____________________________________________
In case the shareholder is an entity:
Entity registration number: _______________________________
    Country of organization: ___________________________________

Item No.	Subject of the Resolution	Votea
In respect of appointment of an external director (dahatz) pursuant to sections 239(b) or 245(a1) of the Israeli Companies Law - are you a “Controlling Party” in the Company, an “Interested Party”, having a “Personal Interest” in the appointment approval, a “Senior Office Holder” or an “Institutional Investor”b?

In respect of  a transaction’s approval pursuant to sections 255 and 272 to 275 (the majority required for which is not an ordinary majority) - do you have a “Personal Interest” in the resolution, are you a “Controlling Party” in the Company, a “Senior Office Holder” or an “Institutional Investor”b?

		For	Against	Abstain	Yesc	No	Yesc	No
1)
Approval of re-appointment of Dr. Michael Anghel as an external director (Dahatz), approval of his remuneration, and approval that no change is made to his right to benefit from the Company's D&O insurance policy and indemnification
							Irrelevant	Irrelevant
2)	Approval of Amendments to the Company’s Articles of Association				Irrelevant	Irrelevant

a	If an X is not marked in either column, the vote shall be considered as an abstention on the relevant item. If an X is marked in more than one column, the vote shall be disqualified.

b
Kindly provide details regarding the nature of the “Personal Interest” in the resolution, why do you constitute a “Controlling Party” in the Company, if you are a “Senior Office Holder” or an “Institutional Investor” (as the case may be) at the designated space below the table. Detailing of “Personal Interest” in appointment approval not resulting from linkage to the “Controlling Party” is not required. “Personal Interest” is defined in Section 1 of the Israeli Companies Law (1999), as amended (the “Israeli Companies Law”) as a person’s personal interest in an act or a transaction of a company, including, without limitation, the personal interest of a person's relative and the personal interest of an entity in which the person or the person's relative is an interested party. Holding shares in the applicable company does not give rise to a “Personal Interest”. “Personal Interest” includes, without limitation, a personal interest of a person voting by proxy which was given by another person, even if the other person does not have a personal interest, and a person voting on behalf of a person having a personal interest will be deemed as having a personal interest, whether the voting discretion is in the voter’s hands or not. The Israeli Companies Law refers for the definition of “Control” to Section 1 of the Israeli Securities Law (1968) (the “Securities Law”), defining “Control” as the ability to direct the activity of a company, except for ability stemming only from being a director or holding another position in that company, and it is presumed that a person or entity is controlling a company if said person or entity “holds” (as defined therein) at least half of (i) the right to vote in the shareholders general meeting; or (ii) the right to appoint directors or the general manager of that company. For approval of the resolutions regarding the detailed items, any shareholders holding 25% or more of the voting rights in a company will be deemed a “Controlling Party”. Two or more persons holding voting rights in a company whereas each of them has a personal interest in approving a certain transaction would be deemed “holding together”. According to section 37 (d) of the Securities Law, a “Senior Office Holder” is, generally, a general manager, chief executive officer, deputy managing director, deputy director general, all fulfilling such a role in the company even if his title is different, a director, or manager directly subordinated to the general manager; as well as chairman of the board, an alternate director, an individual appointed under section 236 of the Israeli Companies Law on behalf of the corporation who is a director, controller, an internal auditor, independent authorized signatory, and anyone fulfilling such a role, even if his job title is different, and a Senior Office Holder of a corporation controlled by the corporation, which has a significant impact on the corporation and any individual employed by a corporation in another position, holding five percent or more of the nominal value of the issued share capital or voting rights. “Institutional Investor” - shall have the meaning defined in section 1 of the Supervisory Regulations Control of Financial Services (Provident Funds) (Participation of a Managing Company at a General Meeting) (2009), and a managing company of a Joint Investment Trust Fund as defined in the Joint Investment Trust Law (1994).

c
If an X is not marked in either column, if an X is marked in the “Yes” column and the shareholder does not provide details, or an X is marked in both columns (as the case may be), the vote shall be disqualified.

In connection with the resolutions on items no. 1 and 2, why do I have a “Personal Interest” in the resolutions, why do I constitute a “Controlling Party” in the Company, a “Senior Office Holder” or an “Institutional Investor”?
__________________________________________________________________________________________________________________________________________________________________________________________________________________
__________________________________________________________________________________________________________________________________________________________________________________________________________________
__________________________________________________________________________________________________________________________________________________________________________________________________________________

* * *

Deeds of Vote submitted by shareholders who hold their shares through an Exchange member (under section 177(1) of the Israeli Companies Law) will be valid only if accompanied by an ownership certificate (as of the Record Date).

Deeds of Vote submitted by shareholders registered in the Company’s Shareholders Register will be valid only if accompanied by a copy of I.D., Passport or incorporation  certificate.

You must mark one of the following two boxes (if an X is not marked in either box, if an X is marked in both boxes, or if an X is marked in the NO box but no number of shares is provided, the vote shall be disqualified)d:

☐	Yes. I approve the declaration below.

☐	No. I do not approve the declaration below. I hold, together with others, ________ Ordinary Shares of Partner.

I declare that my holdings and my vote DO NOT require the consent of the Israeli Minister of Communications pursuant to (i) Sections 21 (Transfer of Means of Control) or 23 (Prohibition of Cross-Ownership) of the Company’s General License for the Provision of Mobile Radio Telephone Services using the Cellular Method in Israel dated April 7, 1998, as amended (the “License”); or (ii) any other license granted to Partner, directly or indirectly.e

For your convenience, a translation of sections 21-24 of the License is attached as Annex “B” to the Proxy Statement distributed with this Deed of Vote.

Signature Name (Print): Title: __________________

d
In the event that the shareholder is an “Interested Party”, as defined in the License, voting in a different manner with respect to each part of the shareholder's Ordinary Shares, a separate Deed of Vote should be filed for each quantity of Ordinary Shares in respect of which the shareholder intends to vote differently.

e
Under certain licenses granted to Partner, directly or indirectly, approval of, or notice to, the Minister of Communications of the State of Israel may be required for holding of 5% or more of Partner's means of control.

DEED OF AUTHORIZATION

To:        Partner Communications Company Ltd. (the “Company”)

Attn:      Roly Klinger, Adv., Company Secretary

Re:	Extraordinary General Meeting of Shareholders to be held on
Thursday, April 2, 2015 (the “Meeting”)

I, the undersigned1, _________________________, (Identification No. / Registration No. ________________), of ____________________________________________, being a registered holder of ______________________2 Ordinary Shares, par value NIS 0.01 per share (the "Ordinary Shares") of the Company, hereby authorize _________________, Identification No. _______________3, to participate and vote in my stead and on my behalf at the Meeting and in any adjournment thereof, inter alia, with respect to any adjournment of discussion or the adoption of a resolution regarding any of the issues detailed on the Meeting agenda, until I shall otherwise notify you.

I declare and detail in the designated space below, in connection with the resolutions on items no. 1 and 2, whether I have a “Personal Interest” in the resolutions, or whether I am a “Controlling Party” in the Company, a “Senior Office Holder” or an “Institutional Investor”:4

1	Name of shareholder.

2
A shareholder is entitled to give several Deeds of Authorization, each of which refers to a different quantity of Ordinary Shares of the Company held by the shareholder, so long as the shareholder shall not give Deeds of Authorization with respect to an aggregate number of Ordinary Shares exceeding the total number of shares held by him.

3	In the event that the proxy does not hold an Israeli Identification number, indicate a passport number, if any, and the name of the country in which the passport was issued.

4
Kindly provide details regarding the nature of your “Personal Interest” in the resolution, why do you constitute a “Controlling Party” in the Company, if you are a “Senior Office Holder” or an “Institutional Investor” (as the case may be), at the designated space below the table. Detailing of “Personal Interest” in appointment approval not resulting from linkage to the “Controlling Party” is not required.  “Personal Interest” is defined in Section 1 of the Israeli Companies Law (1999), as amended (the “Israeli Companies Law”) as a person’s personal interest in an act or a transaction of a company, including, without limitation, the personal interest of a person's relative and the personal interest of an entity in which the person or the person's relative is an interested party. Holding shares in the applicable company does not give rise to a “Personal Interest”. “Personal Interest” includes, without limitation, a personal interest of a person voting by proxy which was given by another person, even if the other person does not have a personal interest, and a person voting on behalf of a person having a personal interest will be deemed as having a personal interest, whether the voting discretion is in the voter’s hands or not. The Israeli Companies Law refers to the definition of “Control” in Section 1 of the Israeli Securities Law (1968) (the “Securities Law”), as amended, defining "Control" as the ability to direct the activity of a company, except for ability stemming only from being a director or holding another position in that company, and it is presumed that a person is controlling a company if said person "holds" (as defined therein) at least half of (i) the right to vote in the shareholders general meeting; or (ii) the right to appoint directors or the general manager of that company. For approval of the resolutions regarding the detailed items, any shareholders holding 25% or more of the voting rights in a company will be deemed a “Controlling Party”. Two or more persons holding voting rights in a company whereas each of them has a personal interest in approving a certain transaction would be deemed “holding together”. According to section 37 (d) of the Securities Law, a “Senior Office Holder” is, generally, a general manager, chief executive officer, deputy managing director, deputy director general, all fulfilling such a role in the company even if his title is different, a director, or manager directly subordinated to the general manager; as well as chairman of the board, an alternate director, an individual appointed under section 236 of the Israeli Companies Law on behalf of the corporation who is a director, controller, an internal auditor, independent authorized signatory, and anyone fulfilling such a role, even if his job title is different, and a Senior Office Holder of a corporation controlled by the corporation, which has a significant impact on the corporation and any individual employed by a corporation in another position, holding five percent or more of the nominal value of the issued share capital or voting rights. “Institutional Investor” - shall have the meaning defined in section 1 of the Supervisory Regulations Control of Financial Services (Provident Funds) (Participation of a Managing Company at a General Meeting) (2009), and a managing company of a Joint Investment Trust Fund as defined in the Joint Investment Trust Law (1994).

Item No.	Subject of the Resolution	Vote5
In respect of appointment of an external director (dahatz) pursuant to sections 239(b) or 245(a1) of the Israeli Companies Law - are you a “Controlling Party” in the Company, an “Interested Party”, having a “Personal Interest” in the appointment approval or not, a “Senior Office Holder” or an “Institutional Investor”4?

In respect of  a transaction’s approval pursuant to sections 255 and 272 to 275 (the majority required for which is not an ordinary majority) - do you have a “Personal Interest” in the resolution or not, are you a “Controlling Party” in the Company, a “Senior Office Holder” or an “Institutional Investor”4?

		For	Against	Abstain	Yes6	No	Yes	No
1)
Approval of re-appointment of Dr. Michael Anghel as an external director (Dahatz), approval of his remuneration, and approval that no change is made to his right to benefit from the Company's D&O insurance policy and indemnification
							Irrelevant	Irrelevant
2)	Approval of Amendments to the Company’s Articles of Association				Irrelevant	Irrelevant

In connection with the resolutions on items no. 1 and 2, why do I have a “Personal Interest” in the resolutions, why do I constitute a “Controlling Party” in the Company, a “Senior Office Holder” or an “Institutional Investor”?
________________________________________________________________________________________________________________________________________________
________________________________________________________________________________________________________________________________________________
________________________________________________________________________________________________________________________________________________

5	If an X is not marked in either column, the vote shall be considered as an abstention on the relevant item. If an X is marked in more than one column, the vote shall be disqualified.

6
If an X is not marked in either column, if an X is marked in the “Yes” column and the shareholder does not provide details, or an X is marked in both columns (as the case may be), the vote shall be disqualified.

2

You must mark one of the following two boxes (if an X is not marked in either box, if an X is marked in both boxes, or if an X is marked in the NO box but no number of shares is provided, the vote shall be disqualified)7:

☐	Yes. I approve the declaration below.
☐	No. I do not approve the declaration below. I hold, together with others, ________ Ordinary Shares of Partner.

I declare that my holdings and my vote DO NOT require the consent of the Israeli Minister of Communications pursuant to (i) Sections 21 (Transfer of Means of Control) or 23 (Prohibition of Cross-Ownership) of the Company’s General License for the Provision of Mobile Radio Telephone Services using the Cellular Method in Israel dated April 7, 1998, as amended (the “License”)8; or (ii) any other license granted to Partner, directly or indirectly9.

Date: _____________	Signature: _____________________ Name (print):_______________ Title: _____________________

7
In the event that the shareholder is an “Interested Party,” as defined in the License, voting in a different manner with respect to each part of the shareholder's Ordinary Shares, a separate Deed of Authorization should be filed for each quantity of Ordinary Shares in respect of which the shareholder intends to vote differently.

8	A translation of sections 21-24 of the License is attached as Annex “B” to the Proxy Statement distributed with this Deed of Authorization.

9
Under certain licenses granted to Partner, directly or indirectly, approval of, or notice to, the Minister of Communications of the State of Israel may be required for holding of 5% or more of Partner's means of control.

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Ziv Leitman
Name: Ziv Leitman
Title: Chief Financial Officer

Dated: February 26, 2015